SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: 09/27/2021

1. NAME OF REPORTING PERSON

Phillip Goldstein

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[]
b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7. SOLE VOTING POWER

Less than 5%

8. SHARED VOTING POWER

Less than 5%

9. SOLE DISPOSITIVE POWER

Less than 5%

10. SHARED DISPOSITIVE POWER

Less than 5%

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

Less than 5%

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES: []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

Less than 5%

14. TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13D filed August 10, 2021. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION

The filing person sent the letter in exhibit A to stockholders of the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

c) Since the last filing the following shares of HFRO were Bought.

Date	Shares	Price
9/24/21	10,566	$10.7398
9/24/21	25,000	$10.7500
9/23/21	26,761	$10.7692
9/22/21	94,010	$10.8109
9/22/21	93,254	$10.7996
9/21/21	46,309	$10.8019
9/21/21	7,000	$10.7728

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/27/21

By:	/S/ Phillip Goldstein
Name:	Phillip Goldstein